EXHIBIT 12

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
(Loss)/income before discontinued operations, net of minority interests	$(7,281)	$(1,361)	$(20,398)	$563
Add (from continuing operations):
Interest on indebtedness	47,148	41,586	138,049	119,320
Loss on early debt retirement	—	—	—	6,662
Minority interests	(740)	(338)	(1,953)	(560)
Portion of rents representative of the interest factor	164	167	502	496
Earnings	$39,291	$40,054	$116,200	$126,481
Fixed charges and preferred stock dividend (from continuing operations):
Interest on indebtedness	$47,148	$41,586	$138,049	$119,320
Loss on early debt retirement	—	—	—	6,662
Capitalized interest	(1,053)	449	(2,013)	1,279
Portion of rents representative of the interest factor	164	167	502	496
Fixed charges	46,259	42,202	136,538	127,757
Add:
Preferred stock dividend	3,842	3,842	11,527	11,527
Combined fixed charges and preferred stock dividend	$50,101	$46,044	$148,065	$139,284
Ratio of earnings to fixed charges	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividend	—	—	—	—

For the three months ended September 30, 2006, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $7.0 million and $10.8 million, respectively.

For the three months ended September 30, 2005, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $2.1 million and $6.0 million, respectively.

For the nine months ended September 30, 2006, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $20.3 million and $31.9 million, respectively.

For the nine months ended September 30, 2005, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $1.3 million and $12.8 million, respectively.